Exhibit 99.1

Lanvin Group Announces Appointment of New Chief Financial Officer

Shanghai, October 24, 2025 — Lanvin Group (NYSE: LANV), a global luxury fashion group, today announced the appointment of Mr. Jiyang Han as Chief Financial Officer (CFO) of the Company, effective November 1, 2025. In this role, Mr. Han will oversee the Group’s financial affairs, including financial planning and analysis, accounting and controllership, financial management, treasury, investment and financing projects, and investor relations.

Mr. Han brings nearly two decades of experience in corporate finance, investment banking, and global business management. He has served as Co-CIO and Assistant President of Yuyuan (SHSE: 600655) since June 2025. Prior to that, he was the M&A and Strategy Leader, Greater China at 3M Company (NYSE: MMM). From 2011 to 2019, he was heading Ivory Capital’s Investment Banking team in Greater China. Earlier in his career, he worked as CPA and Senior Consultant at Ernst & Young China.

Mr. Han holds a Bachelor of Commerce degree in Accounting from the University of British Columbia.

Mr. Zhen Huang, Chairman of Lanvin Group, said, “We are delighted to welcome Jiyang to Lanvin Group’s executive leadership team. His extensive experience in financial strategy, global M&A, and capital market will be invaluable as we continue to strengthen our financial discipline and support the Group’s growth ambitions worldwide. His appointment reflects our continued commitment to building a strong, future-ready organization.”

Mr. Han commented, “I am honored to join Lanvin Group at such a pivotal moment in its journey. The Group’s vision, global brand portfolio, and commitment to sustainable value creation are truly inspiring. I look forward to working closely with the leadership team to further enhance our financial capabilities and drive long-term growth for our shareholders and partners.”

Mr. Han succeeds Mr. David Chan, whose planned departure as Executive President and CFO was previously announced and will take effect on October 27, 2025.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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